Exhibit 1.01

Westport Innovations Inc.
Conflict Minerals Disclosure
for the Year Ended December 31, 2014

Westport Innovations Inc. (including its consolidated subsidiaries, the “Company”) is filing this Conflict Minerals Disclosure in connection with Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2013 to December 31, 2014 (the “Reporting Period”).

Rule 13p-1 and Form SD require the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as, and as used herein: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

If a registrant can establish that the conflict minerals originated from sources other than the DRC or an adjoining country (the Covered Countries),or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited.

1.	Company Overview

The Company engineers the world's most advanced natural gas engines and vehicles. The Company works with original equipment manufacturers (OEMs) worldwide from design through to production to create products that can run on natural gas. Its products include the Westport WiNG Power System, industrial engines, liquefied natural gas (LNG) fuel storage and delivery systems, and natural gas fuel system components.

2.	Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion

The Company’s operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products. As required by Form SD, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals that may be included in its products during the Reporting Period to determine whether any such conflict minerals originated in the Covered Countries and/or whether any of the conflict minerals were from recycled or scrap sources.

The Company’s global supply chain is complex. In the course of its business operations, the Company may purchase components, finished goods and materials containing conflict minerals. These components, finished goods and materials may, in turn, be included in the Company’s products. Because the Company does not purchase conflict minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between the Company and the original source of any conflict minerals. As a result, the Company relies on its direct suppliers to provide information regarding the origin of any conflict minerals that may be included in its products. Furthermore, because the Company typically does not source raw materials of the type that may contain conflict minerals, but, instead, with respect to products that may contain conflict minerals, sources preassembled components or pre-manufactured materials that it integrates into its products, the Company relies on its direct suppliers as to the mineral content of the components, finished goods and materials they provide to the Company.

As part of its inquiry, the Company identified suppliers from whom it purchases parts, components or materials that may have contained conflict minerals and sent them a conflicts mineral questionnaire. No responses were received that indicated the products delivered to the Company contained conflict materials that may have originated in a Covered Country. Several suppliers responded that conflict minerals were used in some of their products, but each of these suppliers confirmed that these materials were from recycled or scrap sources.  Thus, the Company’s RCOI inquiry showed that a portion of its purchased parts, components and materials were free of conflict minerals.

Nonetheless, the Company has concluded that its supply chain remains “DRC conflict undeterminable” in part. The Company has reached this conclusion because it has been unable to determine the origin of all of the conflict minerals that may have been contained in its purchased parts, components or materials.

3.	Due Diligence

Due to the complex nature of the Company’s supply chain and the many levels of supply, it has been difficult to identify all the potential sources of conflict minerals that may be contained in the Company’s products. Despite the good-faith RCOI performed during this reporting period, the Company has been unable to eliminate the possibility that conflict minerals may have been used by some of the suppliers identified through its RCOI.

We continue to improve our due diligence efforts by working with our suppliers to refine and improve our survey processes; by including Conflict Minerals reporting requirements in our Supplier Manual (as of August 2014); by ensuring our supplier distribution list is updated and current; by materially increasing our return response rate; and by performing follow-up with suppliers where further clarifications are required.

This “Conflict Minerals Disclosure” is also available on the Company’s website at www.westport.com. The information contained on, or that can be accessed through, the website is not part of this Form SD or its exhibit and is not deemed incorporated by reference into the Form SD or this Conflict Minerals Disclosure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WESTPORT INNOVATIONS INC.

/s/ Nancy Gougarty

By Nancy Gougarty, COO

June 1, 2015